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                  --------------------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(a)

                              (Amendment No. ___)1


                                GLOBALINK, INC. .
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                           (Title Class of Securities)

                                   37936V 102
                                 (CUSIP Number)

                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                                600 Third Avenue
                          New York, New York 10016-2097
                                 (212) 818-8800
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                October 20, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

                                  SCHEDULE 13D
CUSIP No.  37936V 102                                      Page 2 of 6 Pages
------------------------                        --------------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Ronald I. Heller
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|_|
                                                                       (b)|_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF, OO - See Item 3
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                      |_|
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
                    |      7        SOLE VOTING POWER
                    |
                    |                 318,182 Shares
         NUMBER OF  |-----------------------------------------------------------
          SHARES    |      8        SHARED VOTING POWER
       BENEFICIALLY |
         OWNED BY   |                 220,000 Shares
           EACH     |-----------------------------------------------------------
         REPORTING  |      9        SOLE DISPOSITIVE POWER
          PERSON    |
           WITH     |                 318,182 Shares
                    |-----------------------------------------------------------
                    |      10       SHARED DISPOSITIVE POWER
                    |
                    |                 220,000 Shares
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   856,364 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   9.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  37936V 102                                    Page 3 of 6 Pages
------------------------                              --------------------------

Item 1.           Security and Issuer

                  The class of equity securities to which this statement relates is the common stock, $.01 par value ("Common Stock"), of Globalink, Inc. ("Issuer"), a Delaware corporation, whose principal executive offices are located at 9302 Lee Highway, 12th Floor, Fairfax, Virginia 22031.

                  The percentage of beneficial ownership reflected in this Statement is based upon 9,160,236 shares of Common Stock outstanding on October 20, 1997, which number has been obtained directly from the Issuer.

Item 2.           Identity and Background

     (a) Name: This statement is filed on behalf of Ronald I. Heller ("Heller").

     (b) Business Address: Heller has a business address of c/o M.H. Meyerson & Co., Inc., Newport Office Tower, 34th Floor, 525 Washington Boulevard, Jersey City, New Jersey 07310.

     (c) Principal Business: Heller is principally engaged in the investment banking business for M.H. Meyerson & Co., Inc. ("Meyerson"), an investment banking firm with its offices at Newport Office Tower, 34th Floor, 525 Washington Boulevard, Jersey City, New Jersey 07310.

     (d) Convictions:  During the last five years, Heller has not been convicted
in  any  criminal   proceeding   (excluding   traffic   violations   or  similar
misdemeanors).

     (e) Regulatory Proceedings: During the last five years, Heller has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except that Heller consented to certain findings by the Market Surveillance Committee ("MSC") of the National Association of Securities Dealers ("NASD"). Specifically, effective January 17, 1994, Heller consented to findings that R.H. Damon & Co., Inc. ("RHD"), an investment banking firm of which Heller was a principal, distributed shares of Star Classic, Inc. in violation of certain NASD rules at a time when RHD acted as one of that public company's common stock's numerous market makers. While it was noted that such violations occurred without scienter on Heller's part and that the transactions in question were made in a negotiated, large block transaction accomplished through the over-the-counter market at prices believed by RHD to be the then current market prices, the MSC stated that RHD was negligent to make such transactions without first withdrawing from market making activities for the requisite period of time. It was also found that certain of RHD's compliance procedures were inadequate and, although Heller had passed the Series 24 principal's examination, for a period of time before passing such examination, he served as the principal supervising RHD's trading. Heller consented to a $20,000 fine, a two-week suspension from association with an NASD member firm in any capacity and a two-month suspension from association with an NASD member firm in a principal capacity, which latter suspension ended on March 17, 1994.

CUSIP No.  37936V 102                                       Page 4 of 6 Pages
------------------------                                 -----------------------


     (f) Citizenship: Heller is a citizen of the United States.

Item 3.           Source and Amounts of Funds or Other Consideration

Heller used personal  funds to purchase the  securities,  as described  below in
Item 5(c).

Item 4.           Purpose of Transactions

                  Heller acquired the securities  specified in Item 5(c) of this
Schedule 13D in order to obtain individual equity positions in the Issuer for investment purposes. Heller may acquire or dispose of additional shares of the Issuer, but does not presently intend to do so, although this intention may change depending upon market conditions. Heller has no present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above.

Item 5.           Interest in Securities of the Issuer

                  (a) Heller directly owns and holds in his individual account 200,000 units ("Units") purchased from the Issuer in a private offering ("Private Offering"), each Unit consisting of one share of Common Stock and one Warrant ("Warrant"). Each Warrant entitles its holder to purchase one share of Common Stock until October 19, 2002, at an exercise price of $1.75. Heller is deemed to beneficially own the 200,000 shares of Common Stock underlying the Warrants since the Warrants are currently exercisable. Heller also directly owns and holds in his individual account 18,182 Unit Purchase Options ("UPOs"), which are exercisable at $1.51 per Unit until October 19, 2002. Heller is deemed to beneficially own the 18,182 shares of Common Stock underlying the Units and the 18,182 shares of Common Stock underlying the Warrants included in the Units since they are both immediately exercisable.

                  Heller and his wife jointly own 220,000 shares of Common Stock in a joint account ("Joint Account"). As custodian for a custodial account opened by Heller for the benefit of Heller's daughter, Rachel ("Rachel Account"), Heller may be deemed to beneficially own the 100,000 shares of Common Stock held in such trust. Heller may also be deemed to beneficially own the 100,000 shares of Common Stock held in a custodial account opened by Heller's wife for the benefit of Heller's son, Evan ("Evan Account") pursuant to interpretations of the Securities and Exchange Commission, but disclaims

CUSIP No.  37936V 102                                       Page 5 of 6 Pages
--------------------------                              ------------------------


beneficial ownership over such shares of Common Stock. Accordingly, Heller may be deemed to beneficially own 856,364 shares of Issuer's Common Stock, or approximately 9.1% of the outstanding shares of Common Stock.

                  (b) Heller has sole voting and dispositive power over the 200,000 shares of Common Stock held in his individual account, and over the additional 236,364 shares of Common Stock underlying the Units in the UPO and the Warrants he is deemed to beneficially own. Heller has shared voting and dispositive power over the 220,000 shares of Common Stock held in the Joint Account. As custodian of the Rachel Account, Heller has sole voting and dispositive power over the 100,000 shares of Common Stock held in such account.

                  (c) On September 4, 1996, (i) Heller and his wife, through the Joint Account, purchased 220,000 shares of Common Stock in the open market for a purchase price of $1.125 per share; (ii) Heller's wife, as custodian for the Evan Account, purchased 100,000 shares of Common Stock in the open market for a purchase price of $1.125 per share; and (iii) Heller, as custodian for the Rachel Account, purchased 100,000 shares of Common Stock in the open market for a purchase price of $1.125 per share. On October 20, 1997, Heller, through his individual account, (i) purchased 200,000 Units at a purchase price of $1.375 per Unit; and (ii) acquired 18,182 UPOs at a nominal purchase price.

                  (d) Heller's wife shares the right to receive and the power to direct the receipt of dividends from and/or the proceeds from the sale of the 220,000 shares of Common Stock held in the Joint Account.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

                  Pursuant to the terms of subscription agreements between the Issuer and each purchaser in the Private Offering, the Warrants and UPOs, the Issuer is required to file a registration statement within sixty days upon written demand of the holders of more than 50% of the securities.

Item 7.      Material to be Filed as Exhibits

           4.1      Subscription Agreement
           4.2      Warrant for the purchase of 200,000 shares of Common Stock
           4.3      Purchase Option for 18,182 Units

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 22, 1997



                                                         /s/ Ronald I. Heller
                                                        -----------------------
                                                           Ronald I. Heller